June 11, 2010

VIA EDGAR AND OVERNIGHT COURIER

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Mail Stop 3628

Washington, D.C.  20549-3628

Re:       American Spectrum Realty, Inc. Schedule TO-T and TO-T/A
Filed June 1, 2010 and June 3, 2010
by Series A (AQQ) Tender Investors, LLC
File No. 5-62281

Dear Ms. Griffith:

On behalf of Series A (AQQ) Tender Investors, LLC (the “Purchaser”), we are transmitting for filing via the EDGAR system Amendment No. 2 to the above-referenced Schedule TO-T (“Amendment No. 2”).  This letter also responds to the above captioned Schedule TO-T and and the Offer to Purchase filed as Exhibit 99 to the Schedule TO-T (the “Offer to Purchase”) which were issued in your letter dated June 10, 2010.  For your convenience, we have repeated your comments in italics followed by the Purchaser’s supplemental response.

Schedule TO

SEC Comment #1

In your Schedule TO, you indicate that Series A (AQQ) of Tender Investors, LLC is a Delaware company managed by Tender Investors Manager LLC, whose sole member is Apex Real Estate Advisors, LLC.  You also state that the Purchaser intends to fund the purchase price through contributions made by its members.  Rule 14d-1(g)(2) defines the term “bidder” as any person who makes a tender offer or “on whose behalf a tender offer is made.”  See “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our Web site at www.sec.gov.  For the reasons discussed in that outline, we believe you may need to add additional persons or entities as bidders in this offer.  Some individuals and entities who we believe should be considered as bidders are:  Tender Investors Manager LLC and its sole member, Apex Real Estate Advisors LLC, together with any members of the Purchaser who will be financing the purchase.  Control persons of these entities may also be required bidders, depending on the analyses outlined above.  Since each bidder much individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.  Please note that, to the extent applicable, you should also comply with the comments below as to any new bidders.

Julia E. Griffith

June 11, 2010

Response

The Purchaser has reviewed the materials noted by the Staff and has concluded that the Purchaser is the sole bidder in the tender offer.  The Purchaser is not making the tender offer on behalf of any other person or entity.  The Purchaser was not established as a transitory subsidiary for the purpose of acquiring a target company’s securities in connection with an acquisition transaction.  In such instance, it is clear that the transitory subsidiary is acquiring the securities on behalf of the parent company acquirer and both the subsidiary and the parent should be listed as bidders.  Here, however, the Purchaser was established for the purpose of investing in the securities of multiple companies, not only in the securities of American Spectrum Realty, Inc.  Following closing of the tender offer, the Purchaser will continue to hold any securities acquired in the tender offer as an investment and make its own determinations as to the ultimate disposition of any such securities.

SEC Comment #2

You have not provided financial statements in response to Item 10 of Schedule TO.  Instruction 2 to item 10 does not appear to be available, since the Purchaser is not a public reporting company and is making a partial cash tender offer.  The fact that the consideration offered consists of cash and that there is no financing condition for the offer is not dispositive of whether financial statements are required under Item 10.  The Commission has stated that “[f]inancial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target” and security holders need the information “to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.”  See footnote 195 of the Exchange Act Release No. 34-42055 (October 26, 1999).  Please provide us further analysis as to why you believe that the financial condition of the Purchaser is not material to a shareholder’s decision to participate in the offer or furnish the required information.

Response

The Purchaser does not believe that the information required by Item 1010(a) and (b) of Regulation M-A for the Purchaser is material.  Although the Purchaser is not a public company, and therefore Instruction 2 to Item 10 of Schedule TO is not available, the Purchaser does not believe its financial statements would be material to the decision of a stockholder in determining whether to accept the Purchaser’s offer.  As discussed on pages ii, 1 and 11 of the Offer to Purchase, the Purchaser has binding commitments without condition from its members to fund fully the obligation to purchase the target company’s securities.

In addition, Exchange Act Release No. 34-42055 provides that financial information can be material if a bidder seeks to influence the management and affairs of the target and if the bidder will have a dominant or controlling security position.  As stated by the Purchaser on page 1 and 3 of the Offer to Purchase, the Purchaser does not intend to seek to influence the management and affairs of the target following closing of the tender offer.  The Purchaser also does not believe it will hold a significant security position in the target.  If the tender offer is fully subscribed, the Purchaser will hold only 5.1% of the outstanding common stock of the target.  This is not a controlling or dominant security position generally and especially with respect to this target company as executive officers and directors own 49.4% of the target company’s common stock; Evergreen Realty Group, LLC owns another 22.1% and two other individuals own, in the aggregate, 19.9%.

Julia E. Griffith

June 11, 2010

Offer to Purchase

To the shareholders of American Spectrum Realty, page 1

SEC Comment #3

You state that the offer price will be subject to reduction for any dividends made or declared prior to the expiration date.  Please revise to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions made with respect to the shares.  See Rule 14e-1(b).

Response

The Purchaser has revised pages ii and 1 of the Offer to Purchase to reflect that if a dividend is made or declared less than 10 business days prior to the expiration of the offer, the offer will be extended for at least 10 business days following the announcement of such dividend.

SEC Comment #4

We note our disclosure, here and throughout the document, that be tendering their shares, shareholders are agreeing to arbitrate any disputes and to subject themselves to personal jurisdiction in California.  Shareholders are entitled to the protections of the Exchange Act of 1934 with respect to the tender offer, and disputes must be resolved in a court of appropriate jurisdiction.  See special instructions to Schedule TO.  Shareholders cannot waive their rights as a condition of tendering their shares.  Please revise your document each time this language appears to reflect this fact.

Response

The Purchaser has revised pages iii, 2, 6 and 14 of the Offer to Purchase to delete references to shareholders agreeing to binding arbitration as a condition to participate in the tender offer.

SEC Comment #5

You state that the Purchaser will pay for tendered shares following confirmation from the Corporation of the transfer of the shares.  Revise to indicate when you might expect to receive such confirmation.

Response

The Purchaser has received confirmation from American Spectrum Realty’s transfer agent that no more than 7-10 days, the transfer agent will provide confirmation of transfer of the shares.  The Purchaser will then pay for the shares within 3 business days of receipt of that confirmation.  The Purchaser has revised page 2 of the Offer to Purchase and Section 2 “Acceptance for Payment and Payment for Shares; Proration” on page 6 to reflect this information.

Julia E. Griffith

June 11, 2010

Tender Offer, page 4

SEC Comment #6

As you are aware, you must promptly pay for or return the shares following the expiration of the offer in keeping with Rule 14e-1(c).  With this in mind, please explain why five business days following the Expiration Date for the computation of proration constitutes “prompt payment.”

Response

The Purchaser has revised page 6 of the Offer to Purchase to reflect that it will compute any proration within three business days following completion of the tender offer.

Conflicts of Interest, page 8

SEC Comment #7

Expand to discuss the nature of the conflicts of interest and any potential risks associated with the lack of an unaffiliated depositary to hold tendered shares until payment.

Response

The Purchaser has revised page 11 of the Offer to Purchase to include a discussion of the nature of the conflicts of interest and any potential risks associated with the lack of an unaffiliated depositary.

Certain Information Concerning the Purchaser, page 8

SEC Comment #8

We note that you reserve the right to transfer or assign the right to purchase shares tendered in the offer.  Please confirm your understanding that the affiliates to whom such right is transferred or assigned must be included as bidders on the Schedule TO-T.

Response

The Purchaser has revised page 12 of the Offer to Purchase to confirm its understanding that to the extent the right to purchase shares tendered in the offer are transferred or assigned to any affiliates, those affiliates must be included as bidders on the Schedule TO-T.  The Purchaser has no current intention to transfer or assign the right to purchase to any person or entity.  If the Purchaser were to make any such transfer or assignment, the Purchaser will amend the Schedule TO-T to include the transferee or assignee as a bidder.

Source of Funds, page 8

SEC Comment #9

We note that you intend to finance the transaction through the binding commitments of the members of the Purchaser.  Revise your document to include all of the information required by Item 1007(a) of Regulation M-A, and describe each of these commitments in full.  In response to Item 1007(b), describe any alternative plans you have should financing fall through.  If any of the members will be funding its commitment using borrowed funds, summarize each such loan agreement pursuant to Item 1007(d) and file it pursuant to Item 1016(b) of Regulation M-A.

Julia E. Griffith

June 11, 2010

Response

The Purchaser has revised page 12 of the Offer to Purchase to describe the binding subscription agreements whereby the Purchaser’s members agreed to contribute all the funds required to acquire the shares tendered pursuant to the offer without condition.  The Purchaser has also explained that should the members default on their binding commitments, the Purchaser has no alternative financing plan

* * * * *

Clean and marked copies of Amendment No. 2 are being furnished to you by overnight courier.

In closing, the Purchaser has asked us to inform you that it acknowledges the Staff’s closing comments and that it acknowledges the following:

●          it is responsible for the adequacy and accuracy of the disclosure in the filings;

●          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●          the Purchaser may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

/s/ Edward A. Deibert
Edward A. Deibert

cc:        Arnold Brown, Series A (AQQ) of Tender Investors, LLC
            Brent Donaldson, Series A (AQQ) of Tender Investors, LLC